Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended June 30, 2003
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$44,900
Amortization of Debt Premium, Discount and Expense	847
Interest Component of Rentals	12

Total Fixed Charges	$45,759

EARNINGS:
Net Income	$108,574
Add:
Income Taxes Applicable to Utility Operating Income	62,518
Income Taxes Applicable to Non-Utility Operating Income	(1,201)
Income Taxes Applicable to Other Income (Expenses)-Net	774
Total Fixed Charges	45,759

Total Earnings	$216,424

Ratio of Earnings to Fixed Charges	4.7